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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F





I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [X]      MERGER

         [ ]      LIQUIDATION

         [ ]      ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY (Note:
                  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:  The Parkstone Group of Funds

3.       Securities and Exchange Commission File No.: 811-5105

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [X]      Initial Application       [ ]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): The Parkstone Group of Funds, One Freedom Valley Drive, Oaks, Pennsylvania, 19456.

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Don E. Felice, Esq., Drinker Biddle & Reath LLP, One Logan Square, 18th and Cherry Streets, Philadelphia, PA 19103 (215) 988-2444.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2]:

         (1) National City Investment Management Company, 1900 East Ninth Street, Cleveland, Ohio, 44114 (records relating to its function as investment adviser).

         (2) National City Bank, Trust Operations, 4100 West 150th Street, Cleveland, Ohio, 44135 (records relating to its functions as custodian).




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         (3)      SEI Investments Distribution Co., One Freedom Valley Drive,
                  Oaks, Pennsylvania, 19456 (records relating to its functions as distributor, accounting agent and administrator).

         (4) Drinker Biddle & Reath LLP, One Logan Square, 18th and Cherry Streets, Philadelphia, Pennsylvania, 19103 (Registrant's Declaration of Trust, Code of Regulations and Minute Books).

         (5) State Street Bank & Trust Company, 225 Franklin Street, Boston, Massachusetts, 02110 (records relating to its function as transfer agent).

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end          [ ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         (1) National City Investment Management Company, 1900 E. 9th St., 22nd floor, Cleveland, Ohio 44114 (formerly named First of America Investment Corporation, formerly located at 303 North Rose Street, Kalamazoo, Michigan 49007).

         (2) Gulfstream Global Investors, Ltd., 100 Crescent Court, Suite 550, Dallas, Texas 75201.





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12.      Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         (1) SEI Investments Distribution Co., One Freedom Valley Drive, Oaks, PA 19456.

         (2)      BISYS Fund Services L.P., 3435 Stelzer Road, Columbus, Ohio
                  43219.


13.      If the fund is a unit investment trust ("UIT") provide:

                  N/A

         (a)      Depositor's name(s) and address(es):
         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]    Yes      [X]      No

         If Yes, for each UIT state:
                  Name(s):

         File No.:  811-__________

         Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes      [ ]   No

                  If Yes, state the date on which the board vote took place:

                  November 17, 1999

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes      [ ]   No

                  If Yes, state the date on which the shareholder vote took place:

                  May 10, 2000





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                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes      [ ]    No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  Distributions were made with respect to the Prime Obligations, U.S. Government Obligations, Tax-Free, Bond, Limited Maturity Bond, Intermediate Government Obligations, Equity Income, Small Capitalization, International Discovery, Balanced Allocation and National Tax Exempt Bond Funds on June 9, 2000. Distributions were made with respect to the Large Capitalization, U.S. Government Income, Mid Capitalization and Michigan Municipal Bond Funds on June 10, 1000. Distributions were made with respect to the Treasury Fund on June 16, 2000.

         (b)      Were the distributions made on the basis of net assets?

                  [X]      Yes      [ ]   No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X]      Yes      [ ]   No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

         (e)      Liquidations only: N/A
                  Were any distributions to shareholders made in kind?

                  [ ]    Yes      [ ]   No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:  N/A
         Has the fund issued senior securities?

         [ ]    Yes      [ ]    No




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         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]      Yes      [ ]    No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]    Yes      [X]      No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]    Yes      [X]      No

         If  Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [   ]    Yes      [   ]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]    Yes      [X]      No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:




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         (b)      How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:                    $113,204

                  (ii)     Accounting expenses:               $ 20,000

                  (iii)    Other expenses (list and
                           identify separately):              $391,962
                           (See Attachment A)

                  (iv)     Total expenses (sum of lines
                           (i)-(iii) above):                  $525,166

         (b) How were those expenses allocated? The expenses were borne equally by Armada Funds and National City Bank of Michigan/Illinois, except that Armada Funds paid any registration fees payable under the Securities Act of 1933 and state "Blue Sky" laws.

         (c) Who paid those expenses? The expenses were borne equally by Armada Funds and National City Bank of Michigan/Illinois, except that Armada Funds paid any registration fees payable under the Securities Act of 1933 and state "Blue Sky" laws.

         (d) How did the fund pay for unamortized expenses (if any)? Not applicable.



23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [X]      Yes      [ ]    No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

         The application was filed on March 1, 2000 and was amended on May 23, 2000. The File number is 812-12008.





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V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]    Yes      [X]      No

                  If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]    Yes      [X]      No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger: Armada Funds.
                  See Attachment for additional information.

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-4416.

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  Armada Funds, File No. 333-30622, Form N-14 (filed 2/17/00);

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.




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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Parkstone Group of Funds, (ii) he is the Secretary of The Parkstone Group of Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                                     (Signature)


August 9, 2000                                       /s/ W. Bruce McConnel
                                                     ---------------------
                                                     W. Bruce McConnel
                                                         Secretary






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                                  ATTACHMENT A

                    Question No. 22(a)(iii) - OTHER EXPENSES

                                                      PROJECTED
                                                       BUDGET
DESCRIPTION                                          FOR MERGER
-----------                                          ----------

PROXY                                                 $209,962

TRANSFER AGENT
     Conversion Cost                                  $182,000


                                                      $391,962
                                                      ========









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

                                  ATTACHMENT B

QUESTION NO. 26(A)

Parkstone Fund                               Corresponding Armada Fund
--------------                               -------------------------

Prime Obligations Fund                       Armada Money Market Fund
U.S. Government Obligations Fund             Armada Government Money Market Fund
Tax-Free Fund                                Armada Tax Exempt Money Market Fund
Bond Fund                                    Armada Bond Fund
Limited Maturity Bond Fund                   Armada Limited Maturity Bond Fund
Intermediate Government Obligations Fund     Armada Intermediate Bond Fund
Equity Income Fund                           Armada Equity Income Fund
Small Capitalization Fund                    Armada Small Cap Growth Fund
International Discovery Fund                 Armada International Equity Fund
Balanced Allocation Fund                     Armada Balanced Allocation Fund
National Tax Exempt Bond Fund                Armada National Tax Exempt Bond Fund
Large Capitalization Fund                    Armada Large Cap Ultra Fund
U.S. Government Income Fund                  Armada U.S. Government Income Fund
Mid Capitalization Fund                      Armada Mid Cap Growth Fund
Michigan Municipal Bond Fund                 Armada Michigan Municipal Bond Fund
Treasury Fund                                Armada Treasury Plus Money Market Fund






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